Exhibit 99.1

INTERNATIONALIZATION, STRATEGY, LISTING

Ferrovial Begins Trading on Nasdaq Under Symbol “FER”

•	As of today, Ferrovial shares will trade simultaneously in the U.S., the Netherlands and Spain

•	The U.S. listing represents a key step in Ferrovial’s internationalization process and plans for growth in North America

AMSTERDAM, May 9, 2024 – Ferrovial SE (“Ferrovial” or the “Company”), one of the world’s leading infrastructure companies, is pleased to announce that the U.S. Securities and Exchange Commission (“SEC”) declared its registration statement on Form 20-F effective on May 8. Ferrovial’s ordinary shares will begin trading on the Nasdaq Global Select Market (“Nasdaq”) at the opening of the US market today under the ticker symbol “FER”.

Upon commencement of trading, Ferrovial will become the first company in the IBEX 35 index to list its ordinary shares on Nasdaq. The Company has been present in the U.S. for over twenty years, building a substantial portfolio of infrastructure assets.

The Company’s ordinary shares will continue to be listed and traded, under the ticker symbol “FER”, in Spain and in the Netherlands. The Company also notes that no shares are being offered as part of the additional U.S. listing.

The admission to trading of Ferrovial’s ordinary shares in the U.S. represents a key step in the Company’s internationalization process and its growth commitment in North America. Ferrovial believes that this milestone will highlight the value of its assets and projects to U.S. investors with an interest in the infrastructure sector.

Share buyback program

Following the Company’s Nasdaq listing, the Company’s share buyback program announced on April 11, 2024 will be extended to the U.S. markets. The total maximum net investment under the program is EUR 500 million and the total number of shares repurchased may not exceed 37,000,000. The program’s duration is from May 2, 2024 to December 31, 2024, without prejudice of any extensions by the Company in view of the prevailing circumstances and such extensions being in the interest of the Company and its shareholders. The Company reserves the right to terminate the program prior to its expiry date if it has either acquired shares under the program for a price that reaches the maximum investment amount or acquired the maximum number of shares authorized by such termination date, or due to any other advisable circumstances. As of May 8, 2024, the Company acquired 600,000 shares under the share buy-back program, representing an aggregate net investment of EUR 20,947,283.78.

Repurchases in the U.S. markets under the program may be made in the open market or otherwise, with the amount and timing depending on market conditions and corporate needs. Open market repurchases will be structured to occur in accordance with applicable U.S. federal securities laws, including within the requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The program does not obligate the Company to acquire any particular amount of its common stock, and may be modified, suspended or terminated at any time at the discretion of the Company.

About Ferrovial

Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq, and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.

Forward-looking Statements

This press release contains forward-looking statements, which include statements with respect to the Company’s planned listing on Nasdaq, including the expected timing thereof, our business, and other non-historical statements. Forward-looking statements are typically identified by words or phrases, such as “about,” “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are based on our current estimates or expectations of future events or future results and are subject to risks and uncertainties and actual results could differ materially from those indicated by these statements. Ferrovial’s registration statement on Form 20-F, publicly filed with the SEC on April 29, 2024, including the section captioned “Risk Factors,” contains additional information about factors that could affect actual results, including risks relating to our industry, business operations, financing and liquidity, regulation and other risks described in the registration statement. The forward-looking statements included in this press release are made and based on information available at the time of the release, and the Company assumes no obligation to update any forward-looking statement.

The information, opinions, and forward-looking statements contained in this announcement speak only as at its date and are subject to change without notice.

Find out more information:

Corporate Communications	North America	Investor Relations
newsroom.ferrovial.com	Rebecca Rountree	+34 91 586 25 65 (Spain)
@ferrovial	+1 512 568 5015	+31 20 798 3724 (Netherlands)
@ferrovial_es	rrountree@ferrovial.com	ir@ferrovial.com

Europe
Isabel Muñoz
+34 660528832
mimunoz@ferrovial.com